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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 12)

                            ALLCITY INSURANCE COMPANY
                                (Name of Issuer)

  COMMON SHARES, $1 PAR VALUE                       016752107
(Title of class of securities)                    (CUSIP number)

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
                  (Name, address and telephone number of person
               authorized to receive notices and communications)


                                NOVEMBER 12, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement   [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



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

      --------------------------------------------------------------------------                 -----------------------------------
      CUSIP No. 016752107                                                             13D
      --------------------------------------------------------------------------                 -----------------------------------
      --------------- ---------------------------------------------------------- ---------------------------------------------------
            1         NAME OF REPORTING PERSON:                                  LEUCADIA NATIONAL CORPORATION
                      ---------------------------------------------------------- ---------------------------------------------------
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      --------------- ------------------------------------------------------------------------------------------------------------ -
            2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (A) [X]
                                                                                                                     (B) [_]
      --------------- --------------------------------------------------------------------------------------------------------------
            3         SEC USE ONLY

      --------------- ------------------------------------ -------------------------------------------------------------------------
            4         SOURCE OF FUNDS:                     WC

      --------------- ------------------------------------------------------------------------------------------------------------ -
            5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e):                                                                     [_]
      --------------- ---------------------------------------------------------- ---------------------------------------------------
            6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      NEW YORK

      --------------------------- -------- ----------------------------------------------------- -----------------------------------
              NUMBER OF              7     SOLE VOTING POWER:                                       619,817
                SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
             BENEFICIALLY            8     SHARED VOTING POWER:                                  6,458,808
               OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
                 EACH                9     SOLE DISPOSITIVE POWER:                                  619,817
              REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
             PERSON WITH            10     SHARED DISPOSITIVE POWER:                             6,458,808

      --------------- -------------------------------------------------------------------------- -----------------------------------
            11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   7,078,625

      --------------- ------------------------------------------------------------------------------------------------------------ -
            12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

      --------------- ------------------------------------------------------------------------------------------------------------ -
            13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        100%

      --------------- ---------------------------------------------------------- ---------------------------------------------------
            14        TYPE OF REPORTING PERSON:                                  CO

      --------------- ---------------------------------------------------------- ---------------------------------------------------

                                       2

      --------------------------------------------------------------------------                 -----------------------------------
      CUSIP No. 016752107                                                             13D
      --------------------------------------------------------------------------                 -----------------------------------

      --------------- ---------------------------------------------------------- ---------------------------------------------------
            1         NAME OF REPORTING PERSON:                                  WMAC INVESTMENT CORPORATION
                      ---------------------------------------------------------- ---------------------------------------------------
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      --------------- ------------------------------------------------------------------------------------------------------------ -
            2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (A) [X]
                                                                                                                     (B) [_]
      --------------- --------------------------------------------------------------------------------------------------------------
            3         SEC USE ONLY

      --------------- ------------------------------------ -------------------------------------------------------------------------
            4         SOURCE OF FUNDS:                     N/A

      --------------- ------------------------------------------------------------------------------------------------------------ -
            5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e):                                                                     [_]
      --------------- ---------------------------------------------------------- ---------------------------------------------------
            6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      WISCONSIN

      --------------------------- -------- ----------------------------------------------------- -----------------------------------
              NUMBER OF              7     SOLE VOTING POWER:                                    0
                SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
             BENEFICIALLY            8     SHARED VOTING POWER:                                  299,370
               OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
                 EACH                9     SOLE DISPOSITIVE POWER:                               0
              REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
             PERSON WITH            10     SHARED DISPOSITIVE POWER:                             299,370

      --------------- -------------------------------------------------------------------------- -----------------------------------
            11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   299,370

      --------------- ------------------------------------------------------------------------------------------------------------ -
            12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

      --------------- ------------------------------------------------------------------------------------------------------------ -
            13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     4.2%

      --------------- ---------------------------------------------------------- ---------------------------------------------------
            14        TYPE OF REPORTING PERSON:                                  CO

      --------------- ---------------------------------------------------------- ---------------------------------------------------


                                       3

  ------------------------------------------------------------------------------ --------------- -----------------------------------
  CUSIP No. 016752107                                                                 13D
  ----------------------------------------------------------------------------------------------------------------------------------

  ------------------- ---------------------------------------------------------- ---------------------------------------------------
          1           NAME OF REPORTING PERSON:                                  PHLCORP, INC.
  ------------------- -------------------------------------------------------------------------- -----------------------------------
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
  ------------------- -------------------------------------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (A) [X]
                                                                                                                     (B) [_]
  ------------------- --------------------------------------------------------------------------------------------------------------
          3           SEC USE ONLY

  ------------------- ------------------------------------ -------------------------------------------------------------------------
          4           SOURCE OF FUNDS:                     N/A

  ------------------- -------------------------------------------------------------------------------------------------------------
          5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e):                                                                     [_]
  ------------------- ---------------------------------------------------------- ---------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION:                      PENNSYLVANIA


  ------------------------------- --------- ---------------------------------------------------- -----------------------------------
            NUMBER OF                7      SOLE VOTING POWER:                                   0
              SHARES
  ------------------------------- --------- ---------------------------------------------------- -----------------------------------
           BENEFICIALLY              8      SHARED VOTING POWER:                                 6,458,808
             OWNED BY
  ------------------------------- --------- ---------------------------------------------------- -----------------------------------
               EACH                  9      SOLE DISPOSITIVE POWER:                              0
            REPORTING
  ------------------------------- --------- ---------------------------------------------------- -----------------------------------
           PERSON WITH               10     SHARED DISPOSITIVE POWER:                            6,458,808

  ------------------- -------------------------------------------------------------------------- -----------------------------------
          11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,458,808

  ------------------- -------------------------------------------------------------------------------------------------------------
          12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]
  ------------------- -------------------------------------------------------------------------------------------------------------
          13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                      91.2%
  ------------------- ---------------------------------------------------------- ---------------------------------------------------
          14          TYPE OF REPORTING PERSON:                                  CO
  ------------------- ---------------------------------------------------------- ---------------------------------------------------


                                       4

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   330 MAD. PARENT CORP.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [X]
                                                                                                                     (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEM 2(d) OR 2(e):                                                                    [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       DELAWARE

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 6,159,438
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            6,159,438

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,159,438

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]
---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        87.0%
---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO
---------------------- ----------------------------------------------------------- -------------------------------------------------


                                       5

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   BALDWIN ENTERPRISES, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [X]
                                                                                                                     (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEM 2(d) OR 2(e):                                                                    [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       COLORADO

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 6,159,438
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            6,159,438

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,159,438

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]
---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       87.0%

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -------------------------------------------------


                                       6

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   BELLPET, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [X]
                                                                                                                     (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEM 2(d) OR 2(e):                                                                    [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       DELAWARE

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 5,688,031
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,688,031

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   5,688,031

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]
---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     80.4%

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -------------------------------------------------
..

                                       7

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   EMPIRE INSURANCE COMPANY
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [X]
                                                                                                                     (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       NEW YORK

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 5,987,401
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,987,401

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   5,987,401

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]
---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        84.6%

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -------------------------------------------------

Item 1.    Security and Issuer.
           -------------------

           This Statement constitutes Amendment No. 12 ("Amendment No. 12") to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia") and its subsidiaries, Phlcorp, Inc., WMAC Investment Corporation, 330 MAD. PARENT CORP., Baldwin Enterprises, Inc., BELLPET, Inc. and Empire Insurance Company ("Empire") (collectively, the "Controlling Entities").

           This Statement relates to the common stock, par value $1.00 (the "Common Stock"), of Allcity Insurance Company ("Allcity"). The address of the principal executive office of Allcity is 45 Main Street, Brooklyn, New York 11201. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           Leucadia used funds from its working capital to pay the aggregate purchase price of $844,816.50 for the 307,206 shares of Allcity Common Stock, which vested in Leucadia pursuant to the Plan for Acquisition of Minority Interests in Allcity Insurance Company Pursuant to Section 7118 of the New York Insurance Law (the "Plan").

Item 4.    Purpose of Transaction.
           ----------------------

           On October 23, 2003, the New York Insurance Department (the "NYID") approved the Plan. The Plan was subsequently mailed to the shareholders of Allcity on October 28, 2003 and became effective on November 12, 2003. Pursuant to the Plan, on November 12, 2003, ownership of the 307,206 shares of Allcity Common Stock that Leucadia did not already beneficially own vested in Leucadia and each outstanding share of Allcity Common Stock (other than shares owned by Leucadia and shares for which appraisal is sought under applicable provisions of New York law) was converted into the right to receive $2.75 per share in cash. Upon receipt of approval of the NYID, Leucadia intends to merge Allcity with and into Empire.

           Except as set forth above, none of the Controlling Entities have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) The responses of each of the Controlling Entities to Rows (11) through (13) of the cover pages of this Amendment No. 12 are incorporated herein by reference.

           (b) The responses of each of the Controlling Entities to (i) Rows (7) through (10) of the cover pages of this Amendment No. 12 and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) Item 4 is incorporated herein by reference.

           (d) - (e) Not applicable.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

1. Agreement among the Controlling Entities with respect to the filing of this
Schedule 13D.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  November 13, 2003


LEUCADIA NATIONAL CORPORATION             PHLCORP, INC.


By: /s/ Joseph A. Orlando                 By: /s/ Joseph A. Orlando
    ----------------------------                 ------------------------------
Name:  Joseph A. Orlando                   Name:  Joseph A. Orlando
Title: Vice President and Chief            Title: Vice President
       Financial Officer


EMPIRE INSURANCE COMPANY                  BELLPET, INC.


By: /s/ Douglas Whitenack                 By: /s/ Corinne Maki
    ----------------------------                 -------------------------------
Name:  Douglas Whitenack                   Name:   Corinne Maki
Title: Chief Financial Officer             Title:  Vice President, Secretary and
                                                   Controller


BALDWIN ENTERPRISES, INC.                 330 MAD PARENT. PARENT CORP.


By: /s/ Joseph A. Orlando                 By:     /s/ Corinne Maki
    ----------------------------                 -------------------------------
Name:  Joseph A. Orlando                  Name:   Corinne Maki
Title: Vice President                     Title:  Vice President, Secretary and
                                                  Controller


WMAC INVESTMENT CORPORATION


By: /s/ Joseph A. Orlando
    ----------------------------
Name:  Joseph A. Orlando
Title: Vice President